

Mail Stop 3030

August 11, 2015

Via E-mail
Daniel C. Masters, Esq.
President and Director
BIM Homes, Inc.
3136 Mission Gorge Road, Suite 111
San Diego, CA 92120

> **Re: BIM Homes, Inc.**
> **Registration Statement on Form 10**
> **Filed July 30, 2015**
> **File No. 000-55489**

Dear Mr. Masters:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

1.   Please address that part of prior comment 2 regarding withdrawing the registration statement with the "10-12B" Edgar tag before it becomes effective on August 21, 2015.

Item 1. Description of Business

2.   Please provide us your analysis of whether the Disclosure Statement that you mention in your response to prior 3 must be filed as exhibit to this registration statement, either to understand the terms of the Plan of Reorganization that you filed or otherwise. If you believe that the Disclosure Statement need not be filed as an exhibit to the registration statement, please provide us a copy of the Disclosure Statement.

3.   Please file as an exhibit to this registration statement the agreement by which the ownership interests in BIM Homes, LLC were converted into your shares.

Item 5. Directors and Executive Officers

4.   If Mr. Masters ceased to serve in the disclosed roles with the companies identified due to a change in control of the company, please revise to clarify the circumstances of the change in Mr. Masters' role. Also, please tell us whether Mr. Masters was a controlling shareholder of any such company that engaged in a change in control, and if so, the amount of consideration he received for his securities in connection with the change in control and whether the amount of compensation from to those companies that you disclose in this section includes that consideration.

5.   If the disclosed companies did not satisfy their reporting obligations under the federal securities laws at a time when Mr. Masters served as a director or had the ability to control the company, please revise your disclosure regarding timely filings to clarify.

6.   Please disclose the principal business of the entities named in this section.

Item 6. Executive Compensation

7.   We note your disclosure added in response to prior comment 9. Please provide compensation information in the form of the tables required by Regulation S-K Item 402. Also, include information in the table for each person who was your principal executive officer or acted in a similar capacity during your last completed fiscal year; we note, for example, your added disclosure in Item 1 regarding Konstantin Zecevic.

Item 9. Market Price . . .

8.   Please expand your revisions added in response to prior comment 11 to clarify when the 500,000 shares could be resold. Currently, it is unclear whether you are referring to the date that this registration statement was filed, when it becomes effective or some later date. Please also expand your revisions added in response to prior comment 11 to clarify when the 2,000,000 shares held by your directors can be resold pursuant to Rule 144, considering the requirements of Rule 144(i).

Item 11

9.   We note your response to prior comment 12. Please revise the last sentence of this section to clarify how the "fair market value" is determined if your stock is not traded.

Interim Financial Statements for the Fiscal Quarter Ended March 31, 2015

10.   We see that only your statement of cash flows for the period ended March 31, 2015 is labeled unaudited. Please revise your interim financial statements for the fiscal quarter ended March 31, 2015 to clearly indicate whether these are unaudited. Please also

explain to us the reason that your auditors reference an audit on the March 31, 2015 financial statements in their consent included in Exhibit 23.2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Li Xiao at (202) 551-4391 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery